United States securities and exchange commission logo





                      April 13, 2023

       Michael Munoz
       Chief Financial Officer
       GameSquare Holdings, Inc.
       2110 Powers Ferry Road SE
       Suite 450
       Atlanta, GA 30339

                                                        Re: GameSquare
Holdings, Inc.
                                                            Form 20-F for
Fiscal Year Ended August 31, 2022
                                                            Filed December 29,
2022
                                                            File No. 001-39389

       Dear Michael Munoz:

               We issued a comment to you on the above captioned filing on March 3, 2023. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by April 27, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services